Mail Stop 4561

July 25, 2008

Mr. William M. Lynes
Chief Executive Officer
Secured Digital Storage Corporation
2001 Butterfield Rd., Suite 1050
Downers Grove, IL 60515

> **Re:** **Secured Digital Storage Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **File No. 000-09500**

Dear Mr. Lynes:

We have reviewed your response letter dated July 9, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 18, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures, page 22

1.     It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures at December 31, 2007 and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.      We note your disclosure regarding your "current control weaknesses." Please tell us whether these control weaknesses were material weaknesses or significant deficiencies. If these control weaknesses were material weaknesses or significant deficiencies please tell us how these were considered in your evaluation of your disclosure controls and procedures that you indicate are "effective."

Mr. William M. Lynes
Secured Digital Storage Corporation
July 25, 2008
Page 3

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Item 3. Controls and Procedures, page 17

3.      We note your disclosure that "There were no changes in the Company's internal
        control over financial reporting… that could have significantly affected those
        controls subsequent to the date of the evaluation referred to in the previous
        paragraph, including any correction action with regard to significant deficiencies
        and material weaknesses."  Please note that Item 308(c) of Regulation S-K
        requires that you disclose any changes to your internal controls over financial
        reporting during the last fiscal quarter that materially affected, or are reasonably
        likely to materially affect, internal controls over financial reporting.  Please
        confirm that, during the quarter ended March 31, 2008 there were no changes to
        your internal controls over financial reporting that materially affected, or are
        reasonably likely to materially affect, your internal controls over financial
        reporting.  Please confirm that you will revise your Item 308(c) disclosure in
        future filings.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408
or me at (202) 551-3451 if you have any questions regarding the above comments.


                                              Sincerely,


                                              Mark Kronforst
                                              Accounting Branch Chief